UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Free English Translation)

BANCO SANTANDER (BRASIL) S.A.

Authorized Capital Publicly-held Company

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”) communicates to the market that BM&FBOVESPA S.A. – Securities, Commodities and Future Exchange (“BM&FBOVESPA”), through Official Letter 264/2012-DP of October 5, 2012, granted the claim by Santander Brasil and its majority shareholders to extend the deadline for classification of the minimum percentage of outstanding shares currently at 24.4% under the terms which follow:

(i)                      The Company shall reach the minimum percentage of outstanding shares of 25% by October 7, 2013. This deadline may be extended for another year, upon presentation by Santander Brasil with at least 90 (ninety) days in advance of deadline, a detailed plan to obtain the minimum percentage of outstanding shares; and

(ii)                    According informed by majority shareholder, it is intended to reach the 0.6% difference existing between the current percentage and the minimum percentage of outstanding shares through sales or deliver of its issuance shares upon private negotiations with certain investors qualified in the Brazilian market or abroad (including as American Depositary Receipts - “ADRs”); and/or issue of new shares; and

São Paulo, October 9, 2012.

Banco Santander (Brasil) S.A.

Carlos Alberto Lopez Galan

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 09, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer